FORM 18-K/A
Amendment No. 3

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL REPORT
of
THE COMMONWEALTH OF AUSTRALIA

(Name of Registrant)

Date of end of last fiscal year:  30 June 2009

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amounts as to which registration is effective	Names of exchanges on which registered
N/A*	N/A	N/A
____________________________

Name and address of Authorised Agent of the Registrant in the United States
to receive notices and communications from the Securities and Exchange Commission:

MR. DAVID PEARL
Minister - Counsellor (Economic)
Australian Embassy
1601 Massachusetts Avenue, N.W.
Washington, D.C. 20036
____________________________

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

ADRIAN J.S. DEITZ, ESQ.
Skadden, Arps, Slate, Meagher & Flom
Level 13
131 Macquarie Street
Sydney, NSW 2000
Australia
______________________

*	The Commonwealth of Australia files Annual Reports on Form 18-K voluntarily in order for the Commonwealth of Australia to incorporate such Annual Reports into its shelf registration statements.

This amendment to the annual report of the Commonwealth of Australia on Form 18-K for the year ended 30 June 2009 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibits relating to the ADI Guarantee Scheme and the State Guarantee Scheme

Exhibit C –	The annual budget for the Registrant as set forth in Budget Strategy and Outlook 2010-11 (Budget Paper No. 1), dated 11 May 2010*†

Exhibit D –	Description of the Commonwealth of Australia, dated as of 18 May 2010.*†

__________

*	To be incorporated by reference into the Registration Statement of the Registrant on Schedule B (File No. 333-163307).

†	To be incorporated by reference into the Registration Statement of the Registrant on Schedule B (File No. 333-157373).

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to the Annual Report to be signed on its behalf of the undersigned, thereunto duly authorized, in the City of Canberra, Australia on 18 May 2010.

COMMONWEALTH OF AUSTRALIA

By:	/s/ Dr Ken Henry AC
	Name:	Dr Ken Henry AC
	Title:	Secretary of the Treasury of the
Commonwealth of Australia

INDEX TO EXHIBITS

Exhibit No.	Description

C.	The annual budget for the Registrant as set forth in Budget Strategy and Outlook 2010-11 (Budget Paper No. 1), dated 11 May 2010

D.	Description of the Commonwealth of Australia, dated as of 18 May 2010

4